Exhibit 6

Cookson Group plc
165 Fleet Street
London EC4A 2AE

Tel +44(0)20 7822 0000
Fax +44(0)20 7822 0100

NAME

ADDRESS

5 December 2006

Dear Optionholder

US SEC deregistration: Amendment of options

Last year I wrote to you regarding Cookson’s intention to terminate its registration as a foreign private issuer with the US Securities and Exchange Commission (“SEC”). After taking steps to reduce the number of US-resident shareholders below 300, we filed for deregistration with the SEC in February this year. To avoid having to reregister, the Group must have fewer than 300 US-resident shareholders and fewer than 300 US-resident stock optionholders at the end of each financial year.

Cookson currently has approximately 330 US-resident stock optionholders. In order to reduce this number to less than 300, we are amending certain existing US stock options so that, should they ever be exercised, they will be settled in cash, rather than in shares. Cash-settled options are similar to stock options, except that recipients receive in cash the difference between the subscription price and the market price of Cookson’s shares on the day of exercise, rather than receiving actual shares. As the majority of participants in the stock option plans exercise and then sell the resultant shares for cash on the same day, the conversion to cash-settled options should have little discernible effect for the majority of participants. Cash-settled options do not count towards the 300-person limit for the purposes of the SEC requirements.

The Board has decided to amend options held by all US stock optionholders who only hold options with exercise prices of £15.03 or above. By amending these options, the number of US-resident optionholders for the purposes of the SEC limit will be reduced to less than 300. The purpose of this letter is to confirm that, as some or all of your options have exercise prices below £15.03, it is not expected that your options will be amended and you are expected to continue to hold options over shares.

The SEC is due to make an announcement on 13 December 2006 further considering new de-registration criteria that the agency proposed on 23 December 2005. It is possible the SEC will finalise new criteria that no longer require Cookson to have fewer than 300 US-resident stock optionholders at each financial year end in order to avoid reregistration. Cookson will keep the position under review.

Finally, as required by the terms of our US SEC deregistration, I enclose a copy of the original Schedule 13e-3 transaction statement that was filed with the SEC as part of the deregistration. Please note, however, that this transaction statement presented information only as of December 2005 and that it has not been and will not be updated to include any more recent information.

Registered in England & Wales number 251977. Registered Office as above.

If you have any questions, please do not hesitate to contact either Rachel Fell, Deputy Secretary or myself on tel: + 44 (0)207 822 0000, or by email at: rachel.fell@cookson.co.uk or richard.malthouse@cookson.co.uk.

Yours faithfully

Richard Malthouse

Group Secretary, Cookson Group plc

Enc.